WOIZE INTERNATIONAL LTD.
                                   1 Kingsway
                                 London WCB 6FX
                             Tel: 44 (1) 20 71016560
                             Fax: 46 (1) 708 300891

                                                                December 1, 2006
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        Tia L. Jenkins, Senior Assistant Chief Accountant
                  Raquel Howard
                  Terence O'Brien

         Re:      Woize International Ltd.
                  Form 10-KSB for Fiscal Year Ended March 31, 2006 Filed July 14, 2006
                  File No. 0-51797

Ladies and Gentlemen:

     The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated August 11, 2006, relating to the Form 10-KSB for the fiscal year ended March 31, 2006 of Woize International Ltd. (the "Company"). We respond as follows:


Form l0-KSB for Fiscal Year Ended March 31, 2006
------------------------------------------------

Item 8A. Controls and Procedures, page 15
-----------------------------------------

1. The disclosure in Item 8A should state, if true, that your certifying officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms, and that such information is accumulated, and communicated to your management, including your certifying officers, to allow timely decisions regarding required disclosure.

Response:

     We have revised Item 8A in accordance with your comment. Please see amended 10-KSB.


Report of Independent Registered Public Accounting Firm, page F-2
------------------------------------------------------------------

2. It appears the scope paragraph to the audit report has been revised to include the suggested language from AU Section 9508.17. To further clarify this matter, please revise to also include the following sentence from AU 9508.18 prior to the suggested language from AU Section 9508.17: "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting."

Response:

     We have revised the Report of Independent Registered Public Accounting Firm in accordance with your comment. Please see amended 10-KSB.


3. We note the audit report does not cover the consolidated statements of income (loss), cash flows and changes in stockholders' equity (deficit) for the year ended March 31, 2005. Please revise to provide an audit report that covers the financial statements for the periods presented in your annual report.

Response:

     We have revised the Report of Independent Registered Public Accounting Firm in accordance with your comment. Please see amended 10-KSB.

Financial Statements, page F-3
-------------------------------

Note 1 -- Organization, page F-7
---------------------------------

4. You disclose on page F-7 that through September 30, 2005, Woize Scandinavia AB performed your operations through a service agreement. Revise to disclose the material terms and conditions of this agreement, including but not limited to, the exact nature of the services Woize Scandinavia provided you and the fees you paid them.

Response:

          Pursuant to a Services Agreement dated as of September 3, 2004 (the "2004 Services Agreement")between Woize Ltd and BananaIsland AB (n/k/a Woize Scandinavia, AB), Woize Scandinavia AB agreed to provide certain services related to the launch and market testing of the Woize Ltd. software platform and technical infrastructure services. These services included, among others, managed customer system services, support services, billing services, web management and marketing promotion. In accordance with the terms of the 2004 Services Agreement, the base fee for the services provided by Woize Scandinavia was 65 000 SEK or approximately USD $8,940 per week, including 40 hours of consultancy per week. The fees for additional consultancy services were an hourly rate of 650 SEK or approximately USD $89.40. Woize Ltd and Woize Scandinavia AB, have mutually and verbally agreed that due to the fact that the operation of Woize Ltd was in its start-up phase, there was no need to fully utilize the agreed services. Both parties agreed to utilize only the needed resources, thus limiting the cost and compensation involved.

          On October 1, 2005, the Company entered into a Services Agreement (the "2005 Services Agreement") with Woize Scandinavia AB which replaced and superseded the 2004 Services Agreement. Pursuant to the terms of the 2005 Services Agreement, Woize Scandinavia AB agreed to provide the following services in Sweden and such other territories as the parties may agree to:
     (A) hosting services; (B) operation and support services; and (C) other consultancy service, including accounting and billing service, management of customer data record and statistics, managing third party suppliers to Woize, managing payment and fraud detection processes, and management and control of the production and delivery of free and prepaid scratch cards. The 2005 Services Agreement provided for fees as follows: (i) USD$80 - $125 per hour for consultancy services depending on mutually decided skill levels, (ii) $3,500 per month for server capacity, if fully utilized, (ii) communication fees of $4,700 per month for maximum capacity. The 2005 Agreement provides for an initial term of three years which shall continue thereafter unless terminated by not less than 90 business days notice.

          The services provided to Woize Ltd were only a limited part of the on-going business operation of Woize Scandinavia AB. The services outsourced to Woize Scandinavia AB, by Woize Ltd, were only a limited part the operation of Woize Ltd.

          The fees paid to Woize Scandanavia AB for the fiscal year ended March 31, 2006 was SEK 328,150 or approximately USD$ 45,262.


5. Revise to provide a clear discussion of your VOIP business from its inception to present. Discuss the history of the roles Woize Scandinavia AB and other entities played in the development of the VOIP business and its ongoing operations. Tell us the date in fiscal year 2006 you began earning revenues and explain why you began recording revenues on such date. Discuss the operations of the VOIP business, if any, in periods, prior to this date. Tell us if the operations of your business were performed and reported by another entity before you began reporting revenues.

Response:

          Woize Ltd was founded in 2001 under the United Kingdom Small Company Act, under the name NetEx Ltd. The Company is domiciled in the United Kingdom and was dormant until December 1, 2004, when it changed its name to Woize Ltd.

          The focus of Woize Ltd's business is to develop a software solution for telecommunication over the Internet. At the beginning of December 2004 the company started the development of the intellectual property by using certain software development companies as subcontractors. Since Woize Ltd did not have any service resources, Woize Ltd. entered into a service agreement with BananaIsland AB to provide services in the areas of server capacity, internet and consulting. The service agreement also granted BananaIsland AB the right to market and sell the Woize service in Sweden. Based on this, BananaIsland AB changed its name to Woize Scandinavia AB to include the "Woize" brand.


6. In note 4, you state Woize Scandinavia AB was a related party until December 9, 2005. Tell us the nature of your relationship with this company. Tell us if Woize Ltd. was ever under common ownership with Woize Scandinavia or if Woize Ltd. was ever a subsidiary of Woize Scandinavia.

Response:

     Through December 9, 2005, Woize Ltd. was owned by St James Nominees, London. The beneficiaries of St James Nominees are Messrs. Anders Halldin and Anders Forsberg. Through the reverse merger, St James Nominees became the majority shareholder of Woize International, Ltd. f/k/a BRAVO Resources Ltd. Woize Scandinavia AB (formerly Banana island AB) was until December 9, 2005 owned by Linebrook Technologies SA, a Dutch technology holding company based in Holland. Linebrook Technologies SA was owned by BOLIVAR SA, a Luxemburg based investment company, of which Anders Halldin and Anders Forsberg are the sole owners. Messrs. Halldin and Forsberg do not hold and have not held any executive roles with Linebrook Technologies.


7. On the bottom of page F-7 you present the "net liabilities of the Company that were recorded at their historical cost basis." Please revise to clarify which company's pre-merger financial information you are presenting and as of what date.

Response:

     The net liabilities of Woize International Ltd (previously named Bravo Resources Ltd), the acquired entity and accounting subsidiary, were recorded at their historical cost basis, which approximates fair value at the date of acquisition, December 9, 2005.


Note 11 -- Commitments and Contingencies, page F-l3
-----------------------------------------------------

8. Disclose when the stamp tax is due and payable. Explain to us why you cannot estimate the liability given the fact the tax is based on what was paid for Woize Ltd. shares.

Response:

     The stamp duty with respect of the acquisition of shares in Woize Ltd. was due within 30 days from the closing of the acquisition of the shares of Woize Ltd. on December 9, 2005. We cannot provide an estimate of the liability as such calculations relating to the basis of the valuation of the shares in Bravo Resources Limited, which formed part of the consideration for the shares in Woize Ltd., is required to be approved by the Inland Revenue. We are currently in the process of making a submission to the Inland Revenue.

Exhibits 31.1 and 31.2
-----------------------

9. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601 (b)(31) states that the certification must be provided exactly as stated therein. We note certain differences between the language of your certification and the language that is required. Specifically, the language in paragraphs 4(a) and (b) is incomplete. Please revise your certifications accordingly.

Response:

     We have included revised Exhibits 31.1 and 31.2.


The Company hereby acknowledges the following:


o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the undersigned at 44 (1) 20 71016560.

                                                    Very truly yours,

                                                    Anders Halldin
                                                    Chief Executive Officer